

Mail Stop 3561

October 26, 2009

Mr. Michael Zaroff
President
Madison Enterprises Group, Inc.
488 Madison Avenue, Suite 1100
New York, NY 10022

RE: Madison Enterprises Group, Inc.
File No. 333-142666
Amendment No. 9 to Form S-1
Filed October 13, 2009

Dear Mr. Zaroff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that you have added a new schedule in response to prior comment one from our letter dated August 10, 2009. Currently your Escrow Agreement indicates that it was entered into on August 26, 2008. It was unclear why this new schedule did not result in an amendment to your agreement pursuant to Clause

8.C. Please revise to file a fully executed amended Escrow Agreement. In addition, please include the dates associated with each selling shareholder signature. If you do not believe the new schedule constitutes an amendment to the agreement, please explain in a supplemental letter.

Financial Statements

General

2.   We note that the consent provided in Exhibit 23.1 is dated July 22, 2009 and is not current. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 8-08 of Regulation S-X.

Unaudited Financial Statements for the Six Months Ended June 30, 2009

Statements of Operations, page F-3

3.   It appears that your disclosure of the net loss and deficit accumulated during development stage of $2,243 for the six months ended June 30, 2008 is inconsistent with the disclosure for the net loss and deficit accumulated during development stage of $0 for the three months ended June 30, 2008 and the three months ended March 31, 2008 presented in the Form S-1/A filed on May 22, 2009. Please clarify or revise.

Statements of Cash Flows, page F-4

4.   It appears the balance of $(3,406) for the six months ended June 30, 2009 and the balance of $(2,243) for the six months ended June 30, 2008 presented as a decrease in accounts payable represents the net loss for those periods. Please clarify or revise.

5.   Please revise to provide the appropriate subtotals and totals (e.g. Net cash provided by (used in) Financing Activities) in your statements of cash flows.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director